William Salttery, CFA
Vice President
Listing Qualifications

By Electronic Mail

September 24, 2020

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on September 24, 2020 The Nasdaq Stock Market (the "Exchange") received from AstraZeneca PLC (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

American Depositary Shares, each representing one half of an Ordinary Share of 25¢ each

Ordinary Shares of 25¢ each*

2.375% Notes due 2020

2.375% Notes due 2022

Floating Rate Notes due 2022

3.500% Notes due 2023

7.000% Notes due 2023

Floating Rate Notes due 2023

3.375% Notes due 2025

0.700% Notes due 2026

3.125% Notes due 2027

4.000% Notes due 2029

1.375% Notes due 2030

6.450% Notes due 2037

4.000% Notes due 2042

4.375% Notes due 2045

4.375% Notes due 2048

2.125% Notes due 2050

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,



William Slattery

*Not for trading, but only in connection with the listing of the American Depositary Shares on The Nasdaq Stock Market LLC. The American Depositary Shares represent the right to receive one half of one Ordinary Share of 25¢ each of the Registrant and have been registered under the Securities Act of 1933, as amended, pursuant to a separate Registration Statement on Form F-6. Accordingly, the American Depositary Shares are exempt from registration under Section 12(b) of the Securities Exchange Act of 1934, as amended, pursuant to Rule 12a-8 thereunder.